Exhibit 99.1 April 2020 I-MAB PresentationExhibit 99.1 April 2020 I-MAB Presentation

Disclaimer This presentation has been prepared by I-Mab (the “Company”) solely for information purpose. By viewing or accessing the information contained in this material, you hereby acknowledge and agree that no representations, warranties, or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness, or correctness of the information or opinions presented or contained in this presentation. None of the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. This presentation does not constitute an offer to sell or issue or an invitation or recommendation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder. No part of this presentation shall form the basis of or be relied upon in connection with any contract or investment decision in relation to any securities or otherwise. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance of the Company. Past performance does not guarantee or predict future performance. You acknowledge that any assessment of the Company that may be made by you will be independent of this presentation and that you will be solely responsible for your own assessment of the market and the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company. Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company’s intent, beliefs, or current expectations about the future. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” “anticipates,” “believes,” “confident,” or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward-looking statements. The Company or any of its affiliates, advisers, or representatives has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances. THE INFORMATION CONTAINED HEREIN IS HIGHLY CONFIDENTIAL AND IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION. THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER. Any forwarding, distribution, or reproduction of this presentation in whole or in part is unauthorized. By viewing, accessing, or participating in this presentation, you hereby acknowledge and agree to keep the contents of this presentation and these materials confidential. You agree not to remove these materials, or any materials provided in connection herewith, from the conference room where such documents are provided. You agree further not to photograph, copy, or otherwise reproduce this presentation in any form or pass on this presentation to any other person for any purpose, during the presentation or while in the conference room. You must return this presentation and all other materials provided in connection herewith to the Company upon completion of the presentation. By viewing, accessing, or participating in this presentation, you agree to be bound by the foregoing limitations. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. 2 I-MAB INVESTOR PRESENTATIONDisclaimer This presentation has been prepared by I-Mab (the “Company”) solely for information purpose. By viewing or accessing the information contained in this material, you hereby acknowledge and agree that no representations, warranties, or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness, or correctness of the information or opinions presented or contained in this presentation. None of the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. This presentation does not constitute an offer to sell or issue or an invitation or recommendation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder. No part of this presentation shall form the basis of or be relied upon in connection with any contract or investment decision in relation to any securities or otherwise. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance of the Company. Past performance does not guarantee or predict future performance. You acknowledge that any assessment of the Company that may be made by you will be independent of this presentation and that you will be solely responsible for your own assessment of the market and the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company. Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company’s intent, beliefs, or current expectations about the future. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” “anticipates,” “believes,” “confident,” or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward-looking statements. The Company or any of its affiliates, advisers, or representatives has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances. THE INFORMATION CONTAINED HEREIN IS HIGHLY CONFIDENTIAL AND IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION. THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER. Any forwarding, distribution, or reproduction of this presentation in whole or in part is unauthorized. By viewing, accessing, or participating in this presentation, you hereby acknowledge and agree to keep the contents of this presentation and these materials confidential. You agree not to remove these materials, or any materials provided in connection herewith, from the conference room where such documents are provided. You agree further not to photograph, copy, or otherwise reproduce this presentation in any form or pass on this presentation to any other person for any purpose, during the presentation or while in the conference room. You must return this presentation and all other materials provided in connection herewith to the Company upon completion of the presentation. By viewing, accessing, or participating in this presentation, you agree to be bound by the foregoing limitations. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. 2 I-MAB INVESTOR PRESENTATION

Key Investment Highlights Novel or Highly Clinical Stage Commercial Stage $500m+ Raised Differentiated Company in 2 Years Nasdaq listed Immuno-oncology Expected product From private 8 late-stage and and autoimmune launch 2021 rounds 2016-2019 early-stage assets disease onwards and IPO 2020 Moving towards a fully integrated Founded as a discovery global biopharma in 3-5 years focused start-up in 2016 3 I-MAB INVESTOR PRESENTATIONKey Investment Highlights Novel or Highly Clinical Stage Commercial Stage $500m+ Raised Differentiated Company in 2 Years Nasdaq listed Immuno-oncology Expected product From private 8 late-stage and and autoimmune launch 2021 rounds 2016-2019 early-stage assets disease onwards and IPO 2020 Moving towards a fully integrated Founded as a discovery global biopharma in 3-5 years focused start-up in 2016 3 I-MAB INVESTOR PRESENTATION

I-Mab Transitioning from I-Mab 1.0 to I-Mab 2.0 A Commercial stage company with full scale R&D and manufacture capability Serial BLA filings expected from 2021 onwards Fully Integrated Global A clinical stage company with Biopharma global operations 2024 8-10 clinical programs in US and China I-Mab 2.0 ▪ Delivering clinical and corporate catalysts 2020 ▪ Building commercial capability/partnership ▪ Building manufacture capability Nasdaq Listing ▪ Expanding global and regional partnerships I-Mab 1.0 ▪ Global portfolio of 12 assets 2016 ▪ China portfolio of 5 licensed clinical assets ▪ Raised US$ 500m from private rounds and IPO ▪ R&D capability and global footprint Focusing on Novel and Highly Differentiated Biologics COMPANY OVERVIEW 4 I-MAB INVESTOR PRESENTATIONI-Mab Transitioning from I-Mab 1.0 to I-Mab 2.0 A Commercial stage company with full scale R&D and manufacture capability Serial BLA filings expected from 2021 onwards Fully Integrated Global A clinical stage company with Biopharma global operations 2024 8-10 clinical programs in US and China I-Mab 2.0 ▪ Delivering clinical and corporate catalysts 2020 ▪ Building commercial capability/partnership ▪ Building manufacture capability Nasdaq Listing ▪ Expanding global and regional partnerships I-Mab 1.0 ▪ Global portfolio of 12 assets 2016 ▪ China portfolio of 5 licensed clinical assets ▪ Raised US$ 500m from private rounds and IPO ▪ R&D capability and global footprint Focusing on Novel and Highly Differentiated Biologics COMPANY OVERVIEW 4 I-MAB INVESTOR PRESENTATION

Innovative and Risk-Balanced Pipeline: *Two Portfolios*


China
China Strategy – Fast-to-Market
5 clinical assets
BLA 2021 onwards
Global
In-licensing
China
Discovery
Pre-Clinical
IND Enabling
Phase 1 / Phase 2
Phase 3
BLA
Marketing
China
US
Global Partnership
Global
Global Strategy – Fast-to-PoC
Internal R&D
12 clinical & pre-clinical assets
Clinical Validation


Rockville, MD
Shanghai
Beijing

I-MAB INVESTOR PRESENTATION
COMPANY OVERVIEW 5

Innovative Pipeline of Novel and Highly Differentiated Potential

	Drug Candidate (Licensor)	Indication/ Therapeutic Area	Commercial Rights	Preclinical	Phase 1	Phase 2	Phase 3	Expected NDA / BLA Filing
China Portfolio	**TJ202 (MorphoSys)** [(1)] *Differentiated CD38 antibody*	Multiple myeloma/ Autoimmune disease	Greater China				*BLA 2021*	2021-2024
China Portfolio	**Eftansomatropin TJ101 (Genexine)** [(2)] *Long-acting growth hormone*	Pediatric growth hormone deficiency	Greater China				*BLA 2023*	2021-2024
China Portfolio	**Olamkicept TJ301 (Ferring)** *Soluble gp130 IL-6 inhibitor*	Ulcerative colitis/ Autoimmune disease	Greater China S. Korea					2021-2024
China Portfolio	**Enoblituzumab (MacroGenics)** [(3)] *B7-H3 antibody*	Head and neck cancer/ Oncology	Greater China					2021-2024
China Portfolio	**Efineptakin TJ107 (Genexine)** *Novel long-acting IL-7*	Oncology-related lymphopenia	Greater China					2021-2024
Global Portfolio	**TJM2** *GM-CSF antibody*	Autoimmune disease/Cytokine release syndrome	Global					2024-
Global Portfolio	**TJC4** *Differentiated CD47 antibody*	Multiple cancer indications	Global					2024-
Global Portfolio	**TJD5** *Differentiated CD73 antibody*	Multiple cancer indications	Global					2024-
Global Portfolio	**TJ210 (MorphoSys)** *Differentiated C5aR antibody*	Oncology/ Autoimmune disease	Greater China Global shared					2024-
Global Portfolio	**TJX7** *Novel CXCL13 antibody*	Autoimmune disease	Global					2024-
Global Portfolio	**Bi-specific antibody panel** [(4)] *including five PD-L1-based bi-specifics, TJ-C4GM and TJ-CLDN4B*	Multiple cancer indications	Global Some shared					2024-

Notes

1. TJ202 has two ongoing registrational trials, a monotherapy trial and a combination therapy trial in relapsed or refractory multiple myeloma in Greater China, and we will soon initiate a Phase 1b trial in systemic lupus erythematosus ("SLE") in the first half of 2020
2. For TJ101, we expect to submit an IND for a Phase 3 registrational trial in China by early 2020
3. For enoblituzumab, we expect to initiate either a registrational trial or a Phase 2 trial (pending NMPA's regulatory approval) by the end of 2020
4. Our bi-specific antibody panel consists of (i) five PD-L1-based bi-specific antibodies, including TJ-L1I7 (PD-L1 and IL-7 cytokine fusion), TJ-L1C4 (PD-L1 and CD47), TJ-L1D5 (PD-L1 and CD73), TJ-L1H3 (PD-L1 and B7-H3), and TJ-L14B (PD-L1 and 4-1BB), (ii) TJ-C4GM (anti-CD47 and GM-CSF), and (iii) TJ CLDN4B (Claudin 18.2 and 4-1BB)

I-MAB INVESTOR PRESENTATION COMPANY OVERVIEW 6

The Emerging Value Drivers: *Critical Product Differentiation*

Clinical Assets	Key Differentiation	Clinical Development Plan
TJ202 *Differentiated CD38 mAb*	**Short infusion time** (0.5 – 2 hrs) and **lower IRR** (7%) Combination with **Lenalidomide** as 2nd line therapy	▪ Two on-going registrational trials in **MM** to target **BLA in 2021** ▪ Ph 1b trial in **SLE** in 2020
TJ101 *Differentiated long-acting hGH*	Convenient **weekly dosing** vs. daily injections **Better safety profile** (HyFc) vs. pegylated hGH	▪ Planned IND for **Ph 3 in PGHD** in mid 2020 ▪ **BLA** expected in 2023
TJC4 *Differentiated CD47 mAb*	**Strong anti-tumor activity** **Minimal binding to RBC** due to a unique epitope **No severe anemia** (GLP tox up to 100 mg/kg)	**US trial on-going in solid tumor/lymphoma:** ▪ Safety advantage (dose-escalation, 1-30 mg/kg) ▪ Combination with PD-1/CD20 **China trial starting:** AML/MDS
TJD5 *Differentiated CD73 mAb*	Intra-dimerization mechanism: **no "hook effect"** MoA with **broader tumor indications**	▪ **US trial on-going:** Phase 1 combo with PD-L1 ▪ **China trial starting:** Phase 1 combo with PD-1

I-MAB INVESTOR PRESENTATION
COMPANY OVERVIEW 7

TJC4: Minimal Binding to Red Blood Cells by Design

RBC Agglutination



μg/ml
100
30
10
3
1
0.3
0.1
0.03
0.01
0.003
IgG
5F9
2A1
TJC4



Agglutination index
TJC4
5F9
2A1
12
9
6
3
0
0.003
0.01
0.03
0.1
0.3
1
3
10
30
100
μg/ml

RBC Binding



IgG
TJC4
5F9
2A1



% of RBC binding
100
80
60
40
20
0
IgG
TJC4
5F9
2A1

I-MAB INVESTOR PRESENTATION
COMPANY OVERVIEW 8

TJC4: Safety Advantage Demonstrated in Cyno Monkeys

Pilot-single dose



Pilot-repeat dose



4-wk GLP-Tox

Male



Female



I-MAB INVESTOR PRESENTATION

COMPANY OVERVIEW 9

TJC4: Comparable Anti-Tumor Activity in Animal Models 9 1 0 I g G ( 1 0 m g / k g ) T J C 4 ( 1 0 m g / k g ) 5 F 9 ( 1 0 m g / k g ) 8 1 0 2 A 1 ( 1 0 m g / k g ) 7 1 0 5 days i.p. injection q2d 6 CD47 Abs treatment Inject 1x10 Luci- 6 1 0 started 5 days post Raji cells via tail engraftment vein in NSG mice 5 1 0 0 2 4 6 8 1 0 D a y s p o s t t r e a t m e n t IgG 5F9 2A1 TJC4 Treatment of TJC4 eradicated the engrafted tumor cells, comparable to 5F9 and 2A1 reference mAbs. COMPANY OVERVIEW 10 I-MAB INVESTOR PRESENTATION L u m i n e s c e n c e i n t e n s i t yTJC4: Comparable Anti-Tumor Activity in Animal Models 9 1 0 I g G ( 1 0 m g / k g ) T J C 4 ( 1 0 m g / k g ) 5 F 9 ( 1 0 m g / k g ) 8 1 0 2 A 1 ( 1 0 m g / k g ) 7 1 0 5 days i.p. injection q2d 6 CD47 Abs treatment Inject 1x10 Luci- 6 1 0 started 5 days post Raji cells via tail engraftment vein in NSG mice 5 1 0 0 2 4 6 8 1 0 D a y s p o s t t r e a t m e n t IgG 5F9 2A1 TJC4 Treatment of TJC4 eradicated the engrafted tumor cells, comparable to 5F9 and 2A1 reference mAbs. COMPANY OVERVIEW 10 I-MAB INVESTOR PRESENTATION L u m i n e s c e n c e i n t e n s i t y

TJC4: Parallel Clinical Development in US and China US development goals: ▪ Evaluation of the safety differentiation in solid tumor/lymphoma to complete by Q3 ▪ Combination therapy with PD-1 inhibitor pembrolizumab (KEYTRUDA®) and ® Rituximab (RITUXAN ) to evaluate safety and early efficacy signal in solid tumors and lymphoma China development goal: ▪ AML/MDS. Developing goal for registration in China for the indications TJC4 – A Differentiated CD47 Antibody in Clinical Development COMPANY OVERVIEW 11 I-MAB INVESTOR PRESENTATIONTJC4: Parallel Clinical Development in US and China US development goals: ▪ Evaluation of the safety differentiation in solid tumor/lymphoma to complete by Q3 ▪ Combination therapy with PD-1 inhibitor pembrolizumab (KEYTRUDA®) and ® Rituximab (RITUXAN ) to evaluate safety and early efficacy signal in solid tumors and lymphoma China development goal: ▪ AML/MDS. Developing goal for registration in China for the indications TJC4 – A Differentiated CD47 Antibody in Clinical Development COMPANY OVERVIEW 11 I-MAB INVESTOR PRESENTATION

TJD5: A Potential Highly Differentiated CD73 Antibody Highlights Summary of Pre-clinical Results TJD5 Pre-clinical Data Potentiation of Antitumor Activities Differentiated Property without Novel Mechanism Differentiated CD73 the Hook Effect in combination with PD-L1 Antibody Targeting Tumor Antibody Drug Candidate Microenvironment Clinical Development Plan Targeting multiple solid tumor types, with parallel development in the U.S. and China TJD5’s inhibition of CD73 by intra-dimerization Advantages Phase 1/2 clinical trial in patients with Phase 1 clinical trial in patients with advanced solid tumors including lung cancer, advanced solid tumors in partnership with Obtained IND approval from the NMPA in TRACON Pharmaceuticals September 2019 To evaluate safety & tolerability To evaluate safety & tolerability To explore PK/PD and potential A substrate non- To explore PK/PD and potential No “hook effect” through intra- efficacy of the combination therapy competitive pathway efficacy of the combination therapy dimerization mechanism with atezolizumab with Toripalimab COMPANY OVERVIEW 12 I-MAB INVESTOR PRESENTATIONTJD5: A Potential Highly Differentiated CD73 Antibody Highlights Summary of Pre-clinical Results TJD5 Pre-clinical Data Potentiation of Antitumor Activities Differentiated Property without Novel Mechanism Differentiated CD73 the Hook Effect in combination with PD-L1 Antibody Targeting Tumor Antibody Drug Candidate Microenvironment Clinical Development Plan Targeting multiple solid tumor types, with parallel development in the U.S. and China TJD5’s inhibition of CD73 by intra-dimerization Advantages Phase 1/2 clinical trial in patients with Phase 1 clinical trial in patients with advanced solid tumors including lung cancer, advanced solid tumors in partnership with Obtained IND approval from the NMPA in TRACON Pharmaceuticals September 2019 To evaluate safety & tolerability To evaluate safety & tolerability To explore PK/PD and potential A substrate non- To explore PK/PD and potential No “hook effect” through intra- efficacy of the combination therapy competitive pathway efficacy of the combination therapy dimerization mechanism with atezolizumab with Toripalimab COMPANY OVERVIEW 12 I-MAB INVESTOR PRESENTATION

TJ202: Potential Best-in-Class CD38 Antibody for Multiple Myeloma and Autoimmune Diseases

Highlights

TJ202

Differentiated CD38 mAb	First BLA Expected in 2021	Potentials in Autoimmune Diseases



Fc receptor
NATURAL KILLER CELL
ADCC
Fc portion
TUMOR CELL
TJ202
CD38
ADCP
MACROPHAGE

TJ202 binds to CD38 overexpressed tumor cells, pathogenic CD38-positive B cells and plasma cells, killing its mediator by inducing antibody-dependent cytotoxicity (ADCC) and antibody-dependent phagocytosis (ADCP)

Target Indication

Multiple Myeloma (MM)

- Approximately 20,500 new cases of MM in 2018 in Greater China
- China MM biologics market size is estimated at US$ 0.8 billion in 2030
- Recently marketed daratumumab in China has a long infusion time of administration (up to 6 hours) and a high infusion reaction rate (IRR)

Systemic Lupus Erythematosus (SLE)

- Estimated prevalence of 1.04 million in 2018 in Greater China
- China SLE biologics market size is estimated at US$ 1.8 billion in 2030
- Belimumab is currently the world's only biologic approved to treat SLE
- Unmet medical need for an efficacious and safe treatment alternative

Advantages

Convenience and Safety

- Shorter infusion time (0.5 – 2 Hours)
- Lower infusion reaction rate (7%)

Expected Efficacy in Autoimmune Diseases

- Targeting pathogenic CD38-positive B cells and plasma cells

I-MAB INVESTOR PRESENTATION
COMPANY OVERVIEW 13

Eftansomatropin TJ101: Potential Best-in-Class Long-Acting Growth Hormone for Growth Hormone Deficiency Target Indication Highlights TJ101 Pediatric Growth Hormone Deficiency (PGHD) • PGHD affected approximately 3.4 million patients in 2018 in Greater China Convenient Weekly or Bi-weekly Dosing with Safety Advantages • Huge unmet medical need as only 3.7% of all PGHD patients in China were receiving growth hormone replacement therapy in 2018 • China PGHD therapeutics market size is US$ 0.6 billion in 2018, and is estimated to increase to US$ 3.2 billion in 2030, a CAGR of 15.7% Long-Acting Short-Acting (Weekly/Bi-weekly Injection) (Daily Injection) TJ101 is engineered using Genexine’s • Jintrolong is currently the only approved proprietary hyFc technology • Short-acting rhGH is the most long-acting pegylated rhGH in China commonly used treatment in China• Potential safety concerns related to long- • Not convenient with poor patient term use of pegylated drugs compliance • TJ101 is the only Fc-based long-acting rhGH ready for a Phase 3 clinical trial in China Clinical Development Plan Currently in preparation for a Phase 3, randomized, active controlled, and multi- center study to demonstrate non-inferiority of weekly TJ101 compared to The clinical results from a Phase 2 trial in PGHD Jintropin, a daily rhGH marketed in China conducted in Europe indicated weekly or bi- weekly treatment with TJ101 produced similar efficacy compared to daily Genotropin administration IND submission expected in 2020 COMPANY OVERVIEW 14 I-MAB INVESTOR PRESENTATIONEftansomatropin TJ101: Potential Best-in-Class Long-Acting Growth Hormone for Growth Hormone Deficiency Target Indication Highlights TJ101 Pediatric Growth Hormone Deficiency (PGHD) • PGHD affected approximately 3.4 million patients in 2018 in Greater China Convenient Weekly or Bi-weekly Dosing with Safety Advantages • Huge unmet medical need as only 3.7% of all PGHD patients in China were receiving growth hormone replacement therapy in 2018 • China PGHD therapeutics market size is US$ 0.6 billion in 2018, and is estimated to increase to US$ 3.2 billion in 2030, a CAGR of 15.7% Long-Acting Short-Acting (Weekly/Bi-weekly Injection) (Daily Injection) TJ101 is engineered using Genexine’s • Jintrolong is currently the only approved proprietary hyFc technology • Short-acting rhGH is the most long-acting pegylated rhGH in China commonly used treatment in China• Potential safety concerns related to long- • Not convenient with poor patient term use of pegylated drugs compliance • TJ101 is the only Fc-based long-acting rhGH ready for a Phase 3 clinical trial in China Clinical Development Plan Currently in preparation for a Phase 3, randomized, active controlled, and multi- center study to demonstrate non-inferiority of weekly TJ101 compared to The clinical results from a Phase 2 trial in PGHD Jintropin, a daily rhGH marketed in China conducted in Europe indicated weekly or bi- weekly treatment with TJ101 produced similar efficacy compared to daily Genotropin administration IND submission expected in 2020 COMPANY OVERVIEW 14 I-MAB INVESTOR PRESENTATION

TJM2: Treatment for cytokine storm in severe COVID-19 infected patients Scientific rationale GM-CSF blockade reduced cytokines that were elevated in COVID-19 patients Cytokines downregulated by GM-CSF Cytokines upregulated in antibody treatment COVID-19 pts YG Zhou bioRxiv. https://doi.org/10.1101/2020.02.12.94557 Blood. 2019;133(7):697-709 Lancet. 2020 Jan 24. pii: S0140- 6736(20)30183-5 GM-CSF and IL-6 are two key factors instigating cytokine storm in COVID-19. Antibodies neutralizing ▪ Cytokines in red are elevated in severe COVID-19 GM-CSF or IL-6/IL-6R may be used to prevent or treat cases requiring ICU. cytokine storm associated with COVID-19. Advantages Clinical Development Plan Targeting severe COVID-19 patients in the U.S. ▪ Specifically neutralizes GM-CSF which Primary endpoints: is key factor to induce cytokine storm Part 1 Part 2 I/E criteria:• Proportion of in COVID-19 Pilot safety run-in randomized trial • RT-PCR confirmed novel deterioration in clinical ▪ Regulates the inflammatory cytokine Coronavirus infection status from baseline TJM2 Dose 1 TJM2 Dose 1 • Imaging confirmed (D14) network via the upstream intervention infection in both lungs ▪ Targets myeloid lineage cells with no R TJM2 Dose 2 TJM2 Dose 2 • Severe or critical novel Secondary endpoints: influence on lymphocytes to avoid the Coronavirus pneumonia• SOFA score Placebo Placebo • PaO2/FiO2 entire immune suppression Stratifications: • Changes in serum ▪ Supported by preclinical research and • Ventilation: yes/no cytokines safety profile of the phase 1 study • Older than 60y: yes/no• All-cause mortality • And etc. COMPANY OVERVIEW 15 I-MAB INVESTOR PRESENTATIONTJM2: Treatment for cytokine storm in severe COVID-19 infected patients Scientific rationale GM-CSF blockade reduced cytokines that were elevated in COVID-19 patients Cytokines downregulated by GM-CSF Cytokines upregulated in antibody treatment COVID-19 pts YG Zhou bioRxiv. https://doi.org/10.1101/2020.02.12.94557 Blood. 2019;133(7):697-709 Lancet. 2020 Jan 24. pii: S0140- 6736(20)30183-5 GM-CSF and IL-6 are two key factors instigating cytokine storm in COVID-19. Antibodies neutralizing ▪ Cytokines in red are elevated in severe COVID-19 GM-CSF or IL-6/IL-6R may be used to prevent or treat cases requiring ICU. cytokine storm associated with COVID-19. Advantages Clinical Development Plan Targeting severe COVID-19 patients in the U.S. ▪ Specifically neutralizes GM-CSF which Primary endpoints: is key factor to induce cytokine storm Part 1 Part 2 I/E criteria:• Proportion of in COVID-19 Pilot safety run-in randomized trial • RT-PCR confirmed novel deterioration in clinical ▪ Regulates the inflammatory cytokine Coronavirus infection status from baseline TJM2 Dose 1 TJM2 Dose 1 • Imaging confirmed (D14) network via the upstream intervention infection in both lungs ▪ Targets myeloid lineage cells with no R TJM2 Dose 2 TJM2 Dose 2 • Severe or critical novel Secondary endpoints: influence on lymphocytes to avoid the Coronavirus pneumonia• SOFA score Placebo Placebo • PaO2/FiO2 entire immune suppression Stratifications: • Changes in serum ▪ Supported by preclinical research and • Ventilation: yes/no cytokines safety profile of the phase 1 study • Older than 60y: yes/no• All-cause mortality • And etc. COMPANY OVERVIEW 15 I-MAB INVESTOR PRESENTATION

Expected Major Catalysts in 2020

Category	2020		
Clinical Milestone	**TJC4 US** safety data readout	**TJC4 China** trial start in AML/MDS	**TJ202 China** SLE trial start
	TJD5 US safety data readout	**TJD5 China** trial start in solid tumor	**TJ101 China** Ph 3 IND submission
	TJM2 US and Korea IND for CRS	**TJM2 China** Ph 1b start in RA	**TJ301 China** Ph 2 topline data
	TJ210 US IND and Ph 1 trial start		**TJ107 China** Ph 2 trial start
	TJX7 US IND and Ph 1 trial start		
Corporate Milestone		Expansion of US R&D center	Manufacture facility in China
			Potential global or China partnerships

I-MAB INVESTOR PRESENTATION

COMPANY OVERVIEW 16

Senior Management with a Proven Track Record of Success

Zheru Zhang, Ph.D.

President

- 20+ years of experience in CMC and quality management in pharma industry in US, Korea and China
- Previously served management roles at BMS, J&J and Celltrion
- Led or participated in 20 biologics IND and six global BLA submissions
- Ph.D., University of Alberta
- M.S., Suzhou University

Jielun Zhu, MBA, CFA

CFO

- 10+ years in investment banking, 4 years experience in healthcare consulting
- Served as MD and Asia Head of Healthcare Investment Banking for Jefferies, and a core healthcare team member at DB and UBS AG
- M.B.A., Harvard Business School
- B.A., Wesleyan University



Joan Shen., M.D., Ph.D.

CEO and Director

- US licensed physician with 20+ years of clinical development experience and China
- Ex-China Clinical Head at Pfizer, Ex-CMO at Jiangsu Hengrui, Ex-China Development Head at J&J
- Ph.D., Postdoc, Indiana University School of Medicine
- M.S., West China University of Medical Sciences
- M.D., Southeast University Medical College

Dr. Jingwu Zang, M.D., Ph.D.

Founder, Honorary Chairman and Director

- M.D., Shanghai Jiaotong University
- Ph.D., University of Brussels
- Post-doc, Harvard Medical School
- Clinical residency, Baylor College of Medicine, US-licensed physician

Industry Experiences

- 12 years of pharma R&D executives
- Ex-CSO and President of Simcere Pharmaceuticals
- Corporate SVP, Head of GSK China R&D Center

Academic Achievements

- Professor at Baylor College of Medicine
- Professor & founding director in Chinese Academy of Science
- Published over 160 papers in scientific journals

Neil K. Warma, MBA

US General Manager

- Ex-President and Ex-CEO of Opexa Therapeutics (NASDAQ:OPXA), Ex-President and Ex-CEO of Viron Therapeutics, Founder and Ex-President of MedExact
- Ex-Head of International Pharma Policy & Advocacy at Novartis
- Board of Director of BioHouston
- B.Sc., University of Toronto
- M.B.A., Schulich School of Management at York University

I-MAB INVESTOR PRESENTATION

WHO WE ARE 17

Distinguished Scientific Advisory Board Patricia LoRusso, D.O., M.A., Ph.D. Academic Achievements • Associate Director of Innovative Medicine and Director of Early Therapeutics Disease-Aligned Team at Yale Cancer Center Industry Experience • Member of the NCI Board of Scientific Council R&D Highlights • Dr. LoRusso heads the early clinical trials program at Yale Cancer Center and has been a Principal Investigator of the National Cancer Institute Phase 1/early phase clinical trials program grant in excess of 20 years Eric K. Rowinsky, M.D. Academic Achievements • Adjunct Professor of Medicine at New York University School of Medicine Industry Experience • Advisor to C-Bridge Capital • U.S. Chief Medical Officer for Everest Medicines, Inc. R&D Highlights • At ImClone Systems (now a wholly-owned subsidiary of Eli Lilly), Dr. Rowinsky and his team developed and registered cetuximab (Erbitux) and ramucirumab in five indications and two other monoclonal antibodies Howard L. Weiner, M.D. Academic Achievements • Robert L. Kroc Professor of Neurology at the Harvard Medical School Industry Experience • Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham & Women's Hospital in Boston R&D Highlights • Dr. Weiner pioneered immunotherapy in Multiple Sclerosis (MS) and has investigated immune mechanisms in nervous system diseases including MS, Alzheimer's disease, amyotrophic lateral sclerosis, stroke and brain tumors Yi-Long Wu, M.D. Academic Achievements • Winner of Outstanding Science Achievement from IASLC (IASLC Paul A. Bunn, Jr. MD Scientific Award) Industry Experience • Tenured Professor of Guangdong General Hospital (GGH) R&D Highlights • Prof. Wu is a pioneer of lung cancer research in China, gaining tremendous recognition from peers all over the world. He has committed himself to battling thoracic oncology at the front line Timothy A Yap, M.D, Ph.D. Academic Achievements • Associate Professor of Department for Investigational Cancer Therapeutics (Phase 1 Program) and the Department of Thoracic/Head and Neck Medical Oncology at the University of Texas MD Anderson Cancer Center Industry Experience • Medical Director of the Institute for Applied Cancer Science • Associate Director of Translational Research in the Institute for Personalized Cancer Therapy R&D Highlights • Dr. Yap’s main research focuses on the first-in-human and combinatorial development of molecularly targeted agents and immunotherapies, their acceleration through clinical studies using novel predictive and pharmacodynamics biomarkers Roy S. Herbst, M.D, Ph.D. Academic Achievements • Ensign Professor of Medicine (Medical Oncology) and Professor of Pharmacology and the Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital Industry Experience • Associate Cancer Center Director for Translational Research, Yale Cancer Center in New Haven R&D Highlights • Dr. Herbst is best known for his work in developmental therapeutics and the personalized therapy of non-small cell lung cancer, in particular the process of linking genetic abnormalities of cancer cells to novel therapies WHO WE ARE 18 I-MAB INVESTOR PRESENTATIONDistinguished Scientific Advisory Board Patricia LoRusso, D.O., M.A., Ph.D. Academic Achievements • Associate Director of Innovative Medicine and Director of Early Therapeutics Disease-Aligned Team at Yale Cancer Center Industry Experience • Member of the NCI Board of Scientific Council R&D Highlights • Dr. LoRusso heads the early clinical trials program at Yale Cancer Center and has been a Principal Investigator of the National Cancer Institute Phase 1/early phase clinical trials program grant in excess of 20 years Eric K. Rowinsky, M.D. Academic Achievements • Adjunct Professor of Medicine at New York University School of Medicine Industry Experience • Advisor to C-Bridge Capital • U.S. Chief Medical Officer for Everest Medicines, Inc. R&D Highlights • At ImClone Systems (now a wholly-owned subsidiary of Eli Lilly), Dr. Rowinsky and his team developed and registered cetuximab (Erbitux) and ramucirumab in five indications and two other monoclonal antibodies Howard L. Weiner, M.D. Academic Achievements • Robert L. Kroc Professor of Neurology at the Harvard Medical School Industry Experience • Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham & Women's Hospital in Boston R&D Highlights • Dr. Weiner pioneered immunotherapy in Multiple Sclerosis (MS) and has investigated immune mechanisms in nervous system diseases including MS, Alzheimer's disease, amyotrophic lateral sclerosis, stroke and brain tumors Yi-Long Wu, M.D. Academic Achievements • Winner of Outstanding Science Achievement from IASLC (IASLC Paul A. Bunn, Jr. MD Scientific Award) Industry Experience • Tenured Professor of Guangdong General Hospital (GGH) R&D Highlights • Prof. Wu is a pioneer of lung cancer research in China, gaining tremendous recognition from peers all over the world. He has committed himself to battling thoracic oncology at the front line Timothy A Yap, M.D, Ph.D. Academic Achievements • Associate Professor of Department for Investigational Cancer Therapeutics (Phase 1 Program) and the Department of Thoracic/Head and Neck Medical Oncology at the University of Texas MD Anderson Cancer Center Industry Experience • Medical Director of the Institute for Applied Cancer Science • Associate Director of Translational Research in the Institute for Personalized Cancer Therapy R&D Highlights • Dr. Yap’s main research focuses on the first-in-human and combinatorial development of molecularly targeted agents and immunotherapies, their acceleration through clinical studies using novel predictive and pharmacodynamics biomarkers Roy S. Herbst, M.D, Ph.D. Academic Achievements • Ensign Professor of Medicine (Medical Oncology) and Professor of Pharmacology and the Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital Industry Experience • Associate Cancer Center Director for Translational Research, Yale Cancer Center in New Haven R&D Highlights • Dr. Herbst is best known for his work in developmental therapeutics and the personalized therapy of non-small cell lung cancer, in particular the process of linking genetic abnormalities of cancer cells to novel therapies WHO WE ARE 18 I-MAB INVESTOR PRESENTATION

Dual Expertise in U.S. and China with Strategic Global Footprint of Partners



Maryland [1]
MacroGenics
Switzerland [1]
Ferring Pharmaceuticals
Roche
Germany [1]
morphosys
Hebei [1]
CSPC 石药集团
Beijing [1][2]
LEPU MEDICAL
Shanghai [1]
WuXi Biologics
Global Solution Provider
君实生物 TopAlliance
California [1]
TRACON
New Jersey [1]
MSD
Indonesia [1][3]
KALBE
South Korea [1]
Genexine
ablbio

Notes

1. Headquarters of companies that partner with I-Mab.
2. In April 2017, our subsidiary I-Mab Shanghai entered into a technology transfer agreement (the "HDYM License") with Ningbo Hou De Yi Min Information Technology Co., Ltd. ("HDYM") and Hangzhou HealSun Biopharm Co., Ltd. ("HealSun"), which is a portfolio company of Lepu Biotech.
3. In March 2020, our subsidiary I-Mab Biopharma US Limited entered into a strategic alliance agreement with Kalbe Genexine Biologics, a joint venture between Kalbe Farma Tbk and Genexine, Inc.

I-MAB INVESTOR PRESENTATION GLOBAL PARTNERSHIP 19

Strategic Partnerships with Leading Global Companies

Multiple Collaborations Established with Quality Partners

	Product	Partner	Partner Market Cap	Ticker	Commercial Rights	Date
In-license	Olamkicept (IL-6 blocker)	FERRING PHARMACEUTICALS	Private	Private	Greater China, S. Korea	2016.11
	TJ202 (CD38) TJ210 (C5aR)	morphosys	US$ 3.4Bn	FRA: MOR, NASDAQ: MOR	Greater China Greater China, S. Korea	2017.11/ 2018.11
	TJ101 (Long-acting hGH) / Efineptakin TJ107	Genexine	US$ 1.1Bn	KOSDAQ: 095700	China Greater China	2015.10/ 2017.12
	Enoblituzumab (B7-H3 antibody)	MacroGenics	US$ 549.6Mn	NASDAQ: MGNX	Greater China	2019.07
Partnership	WuXiBody Platform Strategic Manufacturing Partner Investor	WuXi Biologics	US$ 12.9Bn	SEHK: 2269	Worldwide	2018.09/ 2019.04/ 2019.07
	Strategic Commercial Partner	KALBE	US$ 2.9Bn	IDX:KLBF	South East Asia, MENA	2020.03
Co-development	Tecentriq for combo with TJD5	Roche	US$ 247.0Bn	SWX: ROG	Global (excl China)	2019.03
	KEYTRUDA® (pembrolizumab) for combo with TJC4	MSD	US$ 216.8Bn	NYSE:MRK	Worldwide	2019.09
	Toripalimab (anti-PD-1 mAb) for combo with TJD5	TopAlliance	US$ 2.8Bn	SEHK: 1877, NEEQ: 833330	China	2019.09
	TJD5 (CD73 antibody)	TRACON	US$ 9.0Mn	NASDAQ: TCON	North America	2018.11
Out-license	PD-L1 antibody	LEPU MEDICAL	US$ 6.9Bn	SZSE: 300003	Worldwide	2017.04
	Bispecific antibody	ablbio	US$ 734.9Mn	KOSDAQ: 298380	Ex- Greater China	2018.07
	TJ103 long-acting GLP-1	CSPC 石药集团	US$ 13.3Bn	SEHK: 1093	Greater China	2018.12

I-MAB INVESTOR PRESENTATION GLOBAL PARTNERSHIP 20

Strong Shareholder Base with Prominent Investors

Raised over US$500 Million in 3 Years with Leading Chinese and Global Healthcare and Biotech Investors



Inception - 2016
2016Q3
2017Q3
2018Q3
2019Q3
2020Q1
US$ 2.3Million
Angel
先声药业 Simcere
Tigermed
US$ 58 Million
Series A
Bridge Capital
CBC Group
TASLY
Genexine
US$ 120 Million
Series B
CBC Group
TASLY
QIANHAI FOF
Rainbow Capital
US$ 200 Million
Series C
弘毅投資 HONY CAPITAL
HILLHOUSE CAPITAL
Ally Bridge Group
厚樸 HOPU
CBC Group
CDH INVESTMENTS
EDB singapore
TASLY
US$ 27 Million
Series C-1
WuXi Biologics
Global Solution Provider
VMS Group 鼎珮集团
Tigermed
US$ 114.5 Million
U.S. IPO
Nasdaq
NASDAQ: IMAB

I-MAB INVESTOR PRESENTATION

OUR INVESTORS 21

Raised Over US $500 Million with Leading Global Healthcare and Biotech Investors (1)(3) Shareholder Breakdown Fundraising History Others 18% CBC Group 31% Round Amount ($USD) Seed $2.3M (2) Other IPO Series A $58M shareholders 11% Series B $120M Series C $200M Founders 3% Series C-1 $27M Wuxi Biologics Tigermed IPO $115M 1% Tasly 2% TOTAL $522.3M 11% Lake Bleu 2% Hillhouse 3% GIC Hony Capital Genexine 4% 7% 7% Note: 1. Based on common shares outstanding 2. Other IPO shareholders exclude: GIC, Genexine, Lake Bleu, C-Bridges (2) 3. ESOP on fully diluted basis is 13.4% of shares outstanding OUR INVESTORS 22 I-MAB INVESTOR PRESENTATIONRaised Over US $500 Million with Leading Global Healthcare and Biotech Investors (1)(3) Shareholder Breakdown Fundraising History Others 18% CBC Group 31% Round Amount ($USD) Seed $2.3M (2) Other IPO Series A $58M shareholders 11% Series B $120M Series C $200M Founders 3% Series C-1 $27M Wuxi Biologics Tigermed IPO $115M 1% Tasly 2% TOTAL $522.3M 11% Lake Bleu 2% Hillhouse 3% GIC Hony Capital Genexine 4% 7% 7% Note: 1. Based on common shares outstanding 2. Other IPO shareholders exclude: GIC, Genexine, Lake Bleu, C-Bridges (2) 3. ESOP on fully diluted basis is 13.4% of shares outstanding OUR INVESTORS 22 I-MAB INVESTOR PRESENTATION

Well Capitalized to Pursue Ongoing R&D Activities

Total Cash Position [1]



RMB MM
1,800
1,200
600
0
US$ 60MM
412.7
US$ 245MM
1,681.0
US$ 176MM
1,225.3
US$ 115MM
US$ 115MM
2017
2018
2019
Jan 2020 IPO Gross Proceeds
Total Cash Position

Historical Revenue



RMB MM
11.6
53.8
30.0
2017 Revenue
2018 Revenue
2019 Revene

2019 R&D Expenses

2019 R&D expenses total RMB$840.4MM (US$120.7MM) which primarily consists of:

- CRO service fees
- In-licensed patent right fees, including US$15mil upfront payment to MacroGenics
- Employment benefit expenses, including upfront R&D staff salary and benefits payment
- Material cost for drug candidates

Note:
1. Total cash position include: cash and cash equivalent, restricted cash, and short-term investments. Restricted cash represents cash that cannot be withdrawn without the permission of third parties, and deposits held in a separate reserve account as security deposits under bank borrowing agreements

I-MAB INVESTOR PRESENTATION

FINANCIAL POSITION 23

Financial Summary Selected Financials Full Year Ended (All amounts in RMB thousands, except for per share data) December 31, 2018 December 31, 2019 Cash, Cash Equivalents, Restricted Cash and Short-Term Investments 1,680,931 1,225,283 Total Revenues 53,781 30,000 (Licensing and Collaboration Revenue) Total Expenses (492,419) (1,494,968) Research & Development Expenses (426,028) (840,415) Administrative Expenses (66,391) (654,553) Net Loss (402,833) (1,451,950) Net Loss Attributable to Ordinary Shareholders (402,833) (1,485,001) Net Loss Per Share Attributable to Ordinary Shareholders (61.7) (201.2) (Basic and Diluted) Non-GAAP Adjusted Net Loss (399,313) (936,747) Non-GAAP Adjusted Net Loss Attributable to Ordinary Shareholders (399,313) (969,798) Non-GAAP Adjusted Net Loss Per Share Attributable to Ordinary (61.2) (131.4) Shareholders (Basic and Diluted) FINANCIALS 24 I-MAB INVESTOR PRESENTATION FINANCIAL POSITION 24Financial Summary Selected Financials Full Year Ended (All amounts in RMB thousands, except for per share data) December 31, 2018 December 31, 2019 Cash, Cash Equivalents, Restricted Cash and Short-Term Investments 1,680,931 1,225,283 Total Revenues 53,781 30,000 (Licensing and Collaboration Revenue) Total Expenses (492,419) (1,494,968) Research & Development Expenses (426,028) (840,415) Administrative Expenses (66,391) (654,553) Net Loss (402,833) (1,451,950) Net Loss Attributable to Ordinary Shareholders (402,833) (1,485,001) Net Loss Per Share Attributable to Ordinary Shareholders (61.7) (201.2) (Basic and Diluted) Non-GAAP Adjusted Net Loss (399,313) (936,747) Non-GAAP Adjusted Net Loss Attributable to Ordinary Shareholders (399,313) (969,798) Non-GAAP Adjusted Net Loss Per Share Attributable to Ordinary (61.2) (131.4) Shareholders (Basic and Diluted) FINANCIALS 24 I-MAB INVESTOR PRESENTATION FINANCIAL POSITION 24